Exhibit 3.51

State of Delaware Secretary of State Division of Corporations Delivered 05:52 PM 04/14/2014 FILED 05:52 PM 04/14/2014 SRV 140469303 – 5516711 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Rancho Etiwanda, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Rd, # 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is The Company Corporation

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                    .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 14th day of April, 2014.

By:	/s/ James F. Mosier
Authorized Person (s)
Name:	James F. Mosier